U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                       Stephen
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o Cerberus Partners, L.P.,  450 Park Avenue - 28th Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York                          NY                10022
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   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     i-STAT Corporation (STAT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     December 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     January 8, 2002
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
                                                 (1)(2)(3)
     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

       (1)(2)(3)
     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock(1)(2)(3)                                                                             1,919,702      I       By partner-
                                                                                                                         ships and
                                                                                                                         corpora-
                                                                                                                         tions
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====================================================================================================================================

(See notes on attached continuation page)

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)

Reminder: Report on  a separate line  for each class of  securities beneficially owned directly or indirectly.
                                         (Print or Type Response)         (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series D            (4)(6)   12/12/01  P        30,000       Immed.             Common   3,750,000 (5)     30,000    I     By part-
Convertible                                                                     Stock                                      nerships
Preferred                                                                                                                  and cor-
Stock(1)(2)(3)                                                                                                             porations
------------------------------------------------------------------------------------------------------------------------------------

Common Stock       $8.00(4)  12/12/01  P        937,500      Immed.   12/12/07  Common     937,500 (5)    937,500    I     By part-
Warrants (right                                                                 Stock                                      nerships
to buy)(1)(2)(3)                                                                                                           and cor-
                                                                                                                           porations
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(See notes on attached continuation page)

By:  /s/Stephen Feinberg                                     January 22, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

FORM 4 (Continuation Page)


Reporting Person:      Stephen Feinberg
                       c/o Cerberus Partners, L.P.
                       450 Park Avenue, 28th Floor
                       New York, NY 10022

Issuer:                i-STAT Corporation (STAT)

Statement Period:      December 2001


(1) Cerberus Partners, L.P. owns 577,000 shares of the common stock, par value $.15 per share (the "Common Stock"), of i-STAT Corporation (the "Company"), 4,543 shares of the Series D Convertible Preferred Stock of the Company (the "Series D Convertible Preferred Stock") (which such shares are convertible into 567,875 shares of the Common Stock) and warrants (the "Warrants") to purchase from the Company up to 141,964 shares of the Common Stock. Cerberus International, Ltd. owns 1,328,202 shares of the Common Stock, 10,457 shares of Series D Convertible Preferred Stock (which such shares are convertible into 1,307,125 shares of the Common Stock) and Warrants to purchase up to 326,786 shares of the Common Stock. Cerberus Institutional Partners, L.P. Series One owns 4,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 500,000 shares of the Common Stock) and Warrants to purchase up to 125,000 shares of the Common Stock. Cerberus Institutional Partners, L.P. Series Two owns 8,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 1,000,000 shares of the Common Stock) and Warrants to purchase up to 250,000 shares of the Common Stock. Cerberus Institutional Partners (America), L.P. owns 3,000 shares of the Series D Convertible Preferred Stock (which such shares are convertible into 375,000 shares of the Common Stock) and Warrants to purchase up to 93,750 shares of the Common Stock. Various other private investment funds (the "Funds") in the aggregate own 14,500 shares of the Common Stock. Stephen Feinberg possesses sole voting and investment authority over all securities of the Company held by each of Cerberus Partners, L.P., Cerberus Institutional Partners, L.P. Series One, Cerberus Institutional Partners, L.P. Series Two, Cerberus Institutional Partners (America), L.P., Cerberus International, Ltd. and the Funds (collectively, the "Cerberus Entities"). Thus, without giving effect to the limitations otherwise described in this Form 4, Stephen Feinberg would be deemed to beneficially own 6,607,202 shares of the Common Stock. See the following footnotes for further information.

(2) Pursuant to (i) the terms of the Certificate of Designation of the Series D Convertible Preferred Stock, the number of shares of the Common Stock that may be acquired upon the conversion of shares of the Series D Convertible Preferred Stock, and (ii) the terms of the Warrants, the number of shares of the Common Stock that may be acquired upon the exercise of the Warrants, is in each case limited so that, subject to certain exceptions, until certain conditions are satisfied, including the termination or expiration of the Standstill Agreement, dated as of August 3, 1998, between the
     Company and Abbott Laboratories (the "Standstill Agreement"), following such conversion, the total number of shares of the Common Stock then beneficially owned by the holder thereof may not exceed 14.99% of the total number of issued and outstanding shares of the Common Stock (including for such purpose the shares of the Common Stock issuable upon such conversion and/or exercise). Further, pursuant to the terms of the Certificate of Designation of the Series D Convertible Preferred Stock, upon the termination or expiration of the Standstill Agreement, the number of shares of the Common Stock that may be acquired upon the conversion of shares of the Series D Convertible Preferred Stock is limited to the extent necessary to prevent such holder, as a result of such conversion, from becoming an Acquiring Person (as defined in the Plan (as defined below)) under the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and First Fidelity Bank, N.A., as rights agent (the "Plan"). The Warrants also provide that the exercise thereof is limited so that, among other limitations, such exercise would not otherwise trigger the Plan. As a result of these provisions of the Certificate of Designation of the Series D Convertible Preferred Stock and the Warrants, Stephen Feinberg is deemed to beneficially own 14.99% of the shares of the Common Stock of the Company.

(3) Stephen Feinberg's interest in the securities reported herein is limited to the extent of his pecuniary interest, if any, in the Cerberus Entities.

(4)  Subject to adjustment in certain circumstances.

(5)  The aggregate  purchase  price  paid  for   the  shares  of  the  Series  D
     Convertible   Preferred  Stock  and  the   Warrants  reported  herein   was
     $30,000,000.

(6) The conversion price per share of Series D Convertible Preferred Stock is $1,000 per share, plus accrued but unpaid dividends, divided by $8.00.


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